# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cogent Biosciences, Inc., CIK 0001622229
CUSIP: 19240Q201
Title of class of securities: Common stock, $0.001 Par Value
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001831942

## Reporting persons
- Commodore Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,269,224; sole dispositive power 0; shared dispositive power 5,269,224; aggregate amount beneficially owned 5,269,224 (4.6% of the class)
- Commodore Capital Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,269,224; sole dispositive power 0; shared dispositive power 5,269,224; aggregate amount beneficially owned 5,269,224 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Cogent Biosciences, Inc.
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, MASSACHUSETTS, 02451.

## Item 2. Person Filing
Name of person filing:
Commodore Capital LP
Commodore Capital Master LP

Each a "Filer."
Address of principal business office or, if none, residence:
The address for Commodore Capital LP is 444 Madison Avenue, Floor 35, New York, NY 10022.

The address for Commodore Capital Master LP is c/o Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands.
Citizenship: See Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 of the cover page for each Filer.

Commodore Capital LP (the "Firm") is the investment manager to Commodore Capital Master LP. As of June 30, 2025, the Firm may be deemed to beneficially own an aggregate of 5,269,224 shares of Common Stock, $0.001 Par Value per share (the "Common Stock"), of Cogent Biosciences, Inc. (the "Issuer"), consisting of (i) 2,311,164 shares of Common stock, (ii) 2,352,000 shares of Common Stock underlying Series B non-voting convertible preferred stock, which is subject to a beneficial ownership limitation of 9.99%, and (iii) 606,060 shares of Common Stock underlying a warrant, which is subject to a beneficial ownership limitation of 9.99%. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 113,928,492 Common Shares reported as issued and outstanding as of June 30, 2025 in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Commodore Capital LP: Michael Kramarz, Managing Partner (08/14/2025)
- Commodore Capital Master LP: Michael Kramarz, Authorized Signatory (08/14/2025)